

June 23, 2011

<u>Via Facsimile</u>
Mr. Tracy Madsen
Chief Financial Officer
Golden Eagle International, Inc.
9653 South 700 East
Salt Lake City, Utah 84070

> **Re: Golden Eagle International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 10, 2011**
> **Item 4.02 Form 8-K/A**
> **Filed June 22, 2011**
> **File No. 0-23726**

Dear Mr. Madsen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief